11019728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote (City) PA (State) 19095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Mark Marr (215) 881-4698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street (Address) Philadelphia (City) PA (State) 19103-7096 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Mark Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc. of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2011
Member, Pennsylvania Association of Notaries

Nancy L. Heffner
Notary Public

N. Mark Marr
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in cash flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2010
With Report of Independent Registered
Public Accounting Firm (Pursuant to Rule 17a-5(e)(3))

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2010

TABLE OF CONTENTS

Mitchell & Titus

Mitchell & Titus, LLP
1818 Market Street
Philadelphia, PA 19103-3652

Phone: (215) 561-7300
Fax: (215) 569-8709
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2010. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C. 189 SECTION

February 25, 2011

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2010

ASSETS	
Cash	$ 16,223,059
Cash – segregated under federal and other regulations	7,166,074
Securities owned, at market value (cost $3,521,872)	3,799,284
Commissions receivable	2,832,693
Fees receivable	326,378
Advances to financial representatives, net of allowance for doubtful accounts of $167,898	1,924,299
Receivables from providers	33,102
Receivables from customers	28,072
Prepaid expenses	577,327
Notes receivable, net of allowance for doubtful accounts of $14,559	4,725,436
Furniture and fixtures, net of accumulated depreciation of $72,331	6,484
Deposits with clearing organizations and others	163,292
Goodwill and other intangible assets, net of accumulated amortization	2,757,908
Other assets	476,550
Total assets	$ 41,039,958
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to customers	$ 5,400,980
Commissions payable	3,117,168
Payables to retirement plan	683,160
Accounts payable and accrued expenses	5,484,605
Income taxes payable	108,705
Note payable	6,811
Deferred advisory revenue	109,284
Subchapter S distributions payable	821,269
Total liabilities	15,731,982
Stockholders' equity	
Capital stock	
Voting; authorized 10,000 shares at $.001 par; issued – 1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued – 119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	24,951,196
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholders' equity	25,307,976
Total liabilities and stockholders' equity	$ 41,039,958

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 ORGANIZATION

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, Inc. (Lincoln) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the U.S. Securities and Exchange Commission (SEC) and was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. (LIPH) is a wholly owned subsidiary of Lincoln. The main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln formed in January 2008. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lingren, Inc. is a wholly owned subsidiary of Lincoln formed in February 2009. Lingren, Inc. purchased the assets of a Washington State-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider which was transacting securities business through Lincoln.

All securities business of Linmass, Inc., Linchic, Inc., Linjersey, Inc., and Lingren, Inc. is transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized.

In July 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. This interpretation clarified the accounting for uncertainty in income taxes recognized in financial statements. Under ASC 740-10, a tax benefit is recognized when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position would occur if it is subsequently determined that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets

Fixed assets include furniture and fixtures which are depreciated using the straight-line method over the estimated useful life of the assets of five years.

Goodwill and Intangible Assets

Goodwill and other intangible assets are accounted for in accordance with requirements of ASC 350-10 (pre-Codification Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*). Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce the fair value of the Company below its carrying value.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

The Company performed an annual impairment evaluation as of December 31, 2010. At that time, there was no impairment to any of its intangible assets.

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

NOTE 3 SERVICE AGREEMENT

On May 12, 2010, the Company entered into a services agreement (the Agreement") with Great American Advisors, Inc. (GAA) and Great American Financial Resources, Inc. (GAFRI). The Agreement provides for an introduction by GAA and GAFRI of GAA's financial representatives (Financial Reps) to the Company and to assist with the transition of those Financial Reps who elect to join and then transfer their registrations to the Company. The Agreement covers services provided by the parties starting on May 12, 2010 and remains in effect until August 1, 2013. Under the terms of the Agreement and in return for services provided by GAFRI and/or GAA, the Company will pay a fee for services (Service Fee) of up to $1.5 million. The amount of the Service Fee is contingent upon the level of the net commission run rate achieved by the Financial Reps for the 12 months ending July 31, 2011. The Agreement also provides for a service fee offset (the Offset) of up to $1.5 million. Should the Company achieve the certain targeted levels of sales of GAFRI products, or GAFRI fails to maintain high-quality products, as defined in the agreement, the Offset will be the same amount as the Service Fee, resulting in no net cost for the services.

NOTE 4 CASH – SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $7,166,074 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 5 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $16,500, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution, up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 6 DEFERRED COMPENSATION PLAN

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from 5 to 10 years, depending on the age of the executive upon termination and are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are composed of the following:

Goodwill	$ 709,758
Customer lists and sales representative relationships	2,504,188
Covenant not to compete	588,600
Total	3,802,546
Less: accumulated amortization	(1,044,638)
Net	$ 2,757,908

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington State-based financial services provider during 2009 and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services provider during 2005 and a New Jersey-based financial services provider during 2008, and are being amortized over eight years. The sales representative relationship asset, of $1,203,188, is related to the acquisition of the Washington State-based financial services provider and is not amortized. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services provider, the New Jersey-based financial services provider, and the Washington State-based financial services provider and is being amortized over five years. During 2010, the Company paid an additional $183,632 related to its 2009 acquisition of Washington State-based financial services provider, which increased the carrying value of goodwill and intangible assets.

NOTE 8 FAIR VALUE MEASUREMENTS

The inputs and valuation techniques used to measure fair values of the Company's investments are summarized into three levels as described in the hierarchy below:

- *Level 1*: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2*: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

- *Level 3*: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those securities. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2010:

	Level 1	Level 2	Level 3	Fair Value
Equity Mutual Funds	$ 3,706,633	$ -	$ -	$ 3,706,633
Money Market Mutual Funds	92,651	-	-	92,651
Total	$ 3,799,284	$ -	$ -	$ 3,799,284

NOTE 9 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated financial statements.

NOTE 10 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania. Sales offices are maintained in several other locations.

Future minimum rental commitments under lease agreements in effect at December 31, 2010 are as follows:

2011	$ 1,625,602
2012	1,439,053
2013	1,196,719
2014	796,228
2015	556,365
2016 and thereafter	1,338,023
	$ 6,951,990

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time the Company received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a material adverse effect on the Company's operations or financial position.

NOTE 12 AGREEMENTS WITH CARRYING BROKER

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 13 RELATED-PARTY TRANSACTIONS

The Company leases its headquarters under an operating lease with 218 Glenside Partnership, Ltd. Certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders.

At December 31, 2010, the Company also had a receivable due from For Lease, Inc. in the amount of $395,000, related to advanced cash provided to For Lease, Inc. to help fund its operations. This amount is reflected in notes receivable on the consolidated statement of financial condition.

The Company received administrative service fees from Lincoln Investment Planning Insurance Agency, Inc., a corporation owned by the Company's president and stockholder.

NOTE 14 SUBORDINATED DEBT

Effective January 1, 2010, a subsidiary of the Company has increased a collateralized secured demand note payable to Lincoln and Lincoln issued subordinated debt to the subsidiary each in the amount of $2,300,000. The new subordinated liability has been approved by the FINRA for inclusion in the Company's net capital computations. Both the subordinated debt and secured demand note bear interest at 7% and have a scheduled maturity date of December 31, 2019.

NOTE 15 NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions. At December 31, 2010, the Company had net capital of $8,871,208, which was 31,602% of aggregate debit balances and $8,621,208 in excess of the minimum net capital requirement.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

LINCOLN INVESTMENT PLANNING, INC.
AND SUBSIDIARIES

Report of Independent Accountants on
Applying Agreed-Upon Procedures
For the Period January 1, 2010 Through December 31, 2010

Mitchell & Titus

Mitchell & Titus, LLP
1818 Market Street
Philadelphia, PA 19103-3652

Phone: (215) 561-7300
Fax: (215) 569-8709
www.mitchelltitus.com

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Investment Planning, Inc. and Subsidiaries (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedure 1 **Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.**

We compared the amount in Line "B. Less payment made with SIPC-6 filed (exclude interest)" from page 1 of the Form SIPC-7 to the amount paid by check number 66101 dated July 30, 2010. There were no differences noted. We also compared the amount in Line "G. PAID WITH THIS FORM" from page 1 of the Form SIPC-7 to the amount of the check payable to SIPC on February 22, 2011. There were no differences noted.

Procedure 2 **Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.**

We performed the following procedures related to the amounts derived from the FOCUS reports as reported on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2a. Total Revenue	We agreed the amount of total revenue from the SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010. There were no differences noted.

Procedure 3 **Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.**

We performed the following procedures related to the adjustments on the Form SIPC-7:

SIPC-7T Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on Line 2c.(1) on page 2 of the SIPC-7 to amounts derived from the supporting schedules prepared by the Company entitled "Income Statement by Natural Class For the Twelve Months Ending December 31, 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010. There were no differences noted.
2c. Deductions: (5)	We agreed the amount in Line 2c.(5) on page 2 of the SIPC-7 to amounts derived from the accounting records and supporting schedules prepared by the Company entitled "Income Statement by Natural Class For the Twelve Months Ending December 31, 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010. There were no differences noted.

SIPC-7T Line Item	Procedure
2c. Deductions: (8)	We agreed the amount in Line 2c.(8) on page 2 of the SIPC-7 to amounts derived from the accounting records and supporting schedules prepared by the Company entitled "Income Statement by Natural Class For the Twelve Months Ending December 31, 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010. There were no differences noted.
2c. Deductions: (9)	We agreed the amount of total interest and dividend expense from the SIPC-7 to the sum of the amounts found on Line 22/Part IIA Line 13, Code 4075 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010. There were no differences noted.

Procedure 4 **Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.**

We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7, which the Company filed on February 22, 2011, and in the related schedules and working papers supporting the adjustments. There were no differences noted.

Procedure 5 **Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.**

The Company did not have any overpayment applied to the Form SIPC-7 for the period January 1, 2010 through December 31, 2010.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Mitchell & Titus, LLP

February 25, 2011